UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2012

Commission File No. 1-4329

Cooper Tire & Rubber Company

Spectrum Investment Savings Plan

(formerly the Thrift and Profit Sharing Plan)

COOPER TIRE & RUBBER COMPANY

(Exact name of registrant as specified in its charter)

DELAWARE	34-4297750
(State or other jurisdiction of	(I.R.S. employer
incorporation or organization)	identification no.)

Lima and Western Avenues, Findlay, Ohio 45840

(Address of principal executive offices)

(Zip code)

(419) 423-1321

(Registrant’s telephone number, including area code)

Cooper Tire & Rubber Company

Spectrum Investment Savings Plan

(formerly the Thrift and Profit Sharing Plan)

ITEM 1. Not applicable.

ITEM 2. Not applicable.

ITEM 3. Not applicable.

ITEM 4. FINANCIAL STATEMENTS OF THE PLAN

The Financial Statements of the Cooper Tire & Rubber Spectrum Investment Savings Plan (formerly the Thrift and Profit Sharing Plan) for the fiscal year ended December 31, 2012, together with the report of Ernst & Young LLP, Independent Registered Public Accounting Firm, are attached to this Annual Report on Form 11-K. The Financial Statements and the notes thereto are presented in lieu of the financial statements required by items 1, 2 and 3 of Form 11-K and were prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974.

EXHIBITS:

(23)	Consent of Independent Registered Public Accounting Firm

(99)	Certification Pursuant To 18 U.S.C. § 1350

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed by the undersigned, thereunto duly authorized.

COOPER TIRE & RUBBER COMPANY

/s/ Stephen O. Schroeder
STEPHEN O. SCHROEDER Vice President and Treasurer
Plan Administrator

Date: June 18, 2013

F I N A N C I A L S T A T E M E N T S A N D S U P P L E M E N T A L S C H E D U L E

Cooper Tire & Rubber Company Spectrum Investment Savings Plan December 31, 2012 and 2011, and Year Ended December 31, 2012 With Report of Independent Registered Public Accounting Firm

Cooper Tire & Rubber Company

Spectrum Investment Savings Plan

Financial Statements and Supplemental Schedule

December 31, 2012 and 2011, and

Year Ended December 31, 2012

Report of Independent Registered Public Accounting Firm

The Defined Contribution Plan Committee

Cooper Tire & Rubber Company

    Spectrum Investment Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Cooper Tire & Rubber Company Spectrum Investment Savings Plan (the “Plan”) as of December 31, 2021 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2012 and 2011, and the changes in its net assets available for benefits for the year ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Ernst & Young LLP

Toledo, Ohio

June 18, 2013

Cooper Tire & Rubber Company

Spectrum Investment Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2012	2011
Investments, at fair value:
Pooled separate accounts	$124,910,068	$90,771,472
Common/collective trust fund	69,734,047	63,615,587
Common stock	47,908,936	35,009,274

	242,553,051	189,396,333
Receivables:
Employer contributions	6,000,000	5,970,806
Notes receivable from participants	4,380,646	3,548,722

	10,380,646	9,519,528

Net assets available for benefits, at fair value	252,933,697	198,915,861

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,601,393)	(1,476,223)

Net assets available for benefits	$251,332,304	$197,439,638

See accompanying notes.

Cooper Tire & Rubber Company

Spectrum Investment Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2012

Additions
Contributions:
Participant	$13,168,720
Employer	11,452,235
Participant rollover	535,576

Total contributions	25,156,531

Investment interest income and dividends	1,016,680
Net appreciation in fair value of investments	43,287,973
Interest income on notes receivable from participants	134,137

Total additions	69,595,321

Deductions
Participant withdrawals	15,383,340

Total deductions	15,383,340

Net increase	54,211,981

Net assets available for benefits:
Beginning of year	197,439,638
Transfers to other plans	(319,315)

End of year	$251,332,304

See accompanying notes.

Cooper Tire & Rubber Company

Spectrum Investment Savings Plan

Notes to Financial Statements

December 31, 2012

1. Description of the Plan

The following description of Cooper Tire & Rubber Company Spectrum Investment Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan, as restated and amended on January 1, 2010, is a defined contribution plan covering all salaried employees of the Cooper Tire & Rubber Company (the “Company” and the “Plan Administrator”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan automatically enrolls newly eligible participants; however, participants can elect to opt out of automatic enrollment.

The Plan has established a trust agreement with Principal Financial Group (the “Trustee”) to act as trustee and recordkeeper of the Plan’s assets. The Trustee administers and invests the Plan’s assets and income for the benefit of the Plan’s participants.

Contributions

Each year, participants may contribute up to 99% of their pretax or after-tax compensation. Participants may direct their contributions to any of the Plan’s investment fund options.

The Company contributions are made annually at the discretion of the Company’s Board of Directors as provided in the Plan document. Participants may direct employer contributions immediately upon receipt. The Company made a contribution in March 2013 in the amount of $6,000,000 for the year ended December 31, 2012. The Company made a contribution in March 2012 in the amount of $5,970,806 for the year ended December 31, 2011. The Company also contributes an employer match in the amount of 100% of the first 1% of participant contributions and 50% of participant contributions between 2% and 6% for a maximum employer match of 3.5%. The Company contributed $5,452,235 and $5,321,508 related to the employer match for the years ended December 31, 2012 and 2011, respectively.

Cooper Tire & Rubber Company

Spectrum Investment Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Vesting

The participants are immediately vested in their contributions plus actual earnings thereon. Participants are 100% vested in the Company’s contributions plus actual earnings thereon after two years of service.

Participant Accounts

Individual accounts are maintained for each participant in the Plan. Each participant’s account is credited with the participant’s contributions, allocation of the Company’s contributions, and plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Forfeitures

At December 31, 2012 and 2011, forfeited nonvested accounts held in the plan totaled $12,774 and $82,956, respectively. Future employer contributions can be reduced by future amounts forfeited by participants.

Participant Loans

Under the Plan, participants may borrow the lesser of 50% of the vested value of their entire account or $50,000. The interest rate is established based on the prime rate. Interest rates as of December 31, 2012, range from 3.25% to 8.25%. The loan repayment schedule can be no longer than 60 months. Principal and interest is paid ratably through payroll deductions.

Participant Withdrawals

In the event of retirement, death, termination, permanent disability, or other separation from service, participants are entitled to receive an amount equal to the value of the vested interest in their accounts. Payments of benefits are taken in a lump-sum distribution. Under the Plan, the participants who are entitled to a benefit for the reasons outlined above will have their vested balance automatically distributed if their vested balance is less than $1,000 and rolled over to an IRA account administered by the Trustee if their vested balance is greater than $1,000 but less than $5,000.

In the event of hardship, as defined by the Plan, participants may make a partial or full distribution of their accounts, subject to certain tax withholdings.

Cooper Tire & Rubber Company

Spectrum Investment Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Termination of the Plan

Although it has not expressed any intent to do so, the Company has the right, under the Plan to discontinue contributions at any time, and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses has been recorded as of December 31, 2012 or 2011. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Payment of Benefits

Benefits are recorded when paid.

Cooper Tire & Rubber Company

Spectrum Investment Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 3 for further discussion and disclosures related to fair value measurement.

The Plan has an investment in the Principal Stable Value Fund that invested in fully benefit-responsive guaranteed investment contracts (“GICs”) and synthetic investment contracts (“synthetic GICs”). The fair value of the GICs is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. The underlying investments of the synthetic GICs are valued at quoted redemption values on the last business day of the Plan’s year-end. The fair value of the wrap contracts for synthetic GICs is determined using the market approach discounting methodology that incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged. The difference is calculated as a dollar value and discounted by the prevailing interpolated swap rate as of period-end. These funds are recorded at fair value (see Note 5); however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value of the fully benefit-responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Cooper Tire & Rubber Company

Spectrum Investment Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Administrative Expenses

The Company pays the administrative expenses of the Plan; therefore, none are reported by the Plan.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

New Accounting Pronouncement

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs, (ASU 2011-04). ASU 2011-04 amended FASB Accounting Standards Codification Topic 820 (ASC 820), Fair Value Measurement, to converge the fair value measurement guidance in US generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures, although certain of these new disclosures are not required for nonpublic entities as defined in ASC 820. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Adoption of ASU 2011-04 did not have an effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

Cooper Tire & Rubber Company

Spectrum Investment Savings Plan

Notes to Financial Statements (continued)

3. Fair Value of Plan Assets

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 –	Financial assets and liabilities whose fair values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Plan has the ability to access at the measurement date.

Level 2 –	Financial assets and liabilities whose fair values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a.	Quoted prices for similar assets or liabilities in active markets;

b.	Quoted prices for identical or similar assets or liabilities in non-active markets;

c.	Pricing models whose inputs are observable for substantially the full term of the asset or liability; and

d.	Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation of other means for substantially the full term of the asset or liability.

Level 3 –	Financial assets and liabilities whose fair values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management’s own judgment about the assumptions that a market participant would use in pricing the asset or liability and are based on the best available information, some of which may be internally developed.

The level in the fair value hierarchy within which the fair value measurement is classified is based on the lowest level input that is significant to the fair value measure in its entirety.

Cooper Tire & Rubber Company

Spectrum Investment Savings Plan

Notes to Financial Statements (continued)

3. Fair Value of Plan Assets (continued)

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012.

Pooled Separate Accounts and Common/Collective Trust Fund – The fair value of the investments in these categories have been estimated using the net asset value per share. The net asset value (“NAV”) of these accounts is based on the market value of its underlying investments. The NAV is not a publicly quoted price in an active market. There are currently no redemption restrictions on these investments.

Common Stock – Valued at the closing price reported on the active market on which the individual security is traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies and assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

There were no transfers of Plan investments between Levels 1 and 2 during 2012 or 2011.

Cooper Tire & Rubber Company

Spectrum Investment Savings Plan

Notes to Financial Statements (continued)

3. Fair Value of Plan Assets (continued)

The following tables present the Plan’s fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2012 and 2011:

		Fair Value Measurements at December 31, 2012 Using
Description	December 31, 2012	Quoted Prices in Active Markets for Identical Assets Level (1)	Significant Other Observable Inputs Level (2)	Significant Unobservable Inputs Level (3)
Pooled separate accounts:

Balanced/Asset Allocation	$52,647,348	$—	$52,647,348	$—

Fixed Income	17,356,299	—	17,356,299	—
International Equity	10,045,582	—	10,045,582	—
Large U.S. Equity	32,488,541	—	32,488,541	—
Small/Mid U.S. Equity	12,372,298	—	12,372,298	—
Common stock	47,908,936	47,908,936	—	—

Common/collective trust fund:
Short-Term Fixed Income	69,734,047	—	69,734,047	—

Total investment assets at fair value	$242,553,051	$47,908,936	$194,644,115	$—

Cooper Tire & Rubber Company

Spectrum Investment Savings Plan

Notes to Financial Statements (continued)

3. Fair Value of Plan Assets (continued)

		Fair Value Measurements at December 31, 2011 Using
Description	December 31, 2011	Quoted Prices in Active Markets for Identical Assets Level (1)	Significant Other Observable Inputs Level (2)	Significant Unobservable Inputs Level (3)
Pooled separate accounts:
Balanced/Asset Allocation	$35,895,750	$—	$35,895,750	$—
Fixed Income	9,194,810	—	9,194,810	—
International Equity	8,097,050	—	8,097,050	—
Large U.S. Equity	27,817,633	—	27,817,633	—
Small/Mid U.S. Equity	9,766,229	—	9,766,229	—
Common stock	35,009,274	35,009,274	—	—

Common/collective trust fund:
Short-Term Fixed Income	63,615,587	—	63,615,587	—

Total investment assets at fair value	$189,396,333	$35,009,274	$154,387,059	$—

Cooper Tire & Rubber Company

Spectrum Investment Savings Plan

Notes to Financial Statements (continued)

4. Investments

During 2012, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

Net Realized and Unrealized Appreciation in Fair Value of Investments
Common/collective trust fund	$772,993
Pooled separate accounts	14,115,994
Commonstock	28,398,986

$43,287,973

Investments that represent 5% or more of the Plan net assets available for benefits are as follows:

	December 31
	2012	2011
Cooper Tire & Rubber Company Common Stock	$47,908,936	$35,009,274
Principal Stable Value Fund (at contract value)**	68,132,654	62,139,364
Principal Lifetime 2020 Pooled Separate Account	13,288,737	*
Principal Lifetime 2030 Pooled Separate Account	18,201,347	12,548,680

*	Investment is less than 5%.
**	The fair value of the Plan’s investment in the Principal Stable Value Fund was $69,734,047 and $63,615,587 at December 31, 2012 and 2011, respectively.

Cooper Tire & Rubber Company

Spectrum Investment Savings Plan

Notes to Financial Statements (continued)

5. Fully Benefit-Responsive Investment Contracts

The Plan has an investment in the Principal Stable Value Fund. The account is credited with participant contributions plus earnings and charged for participant withdrawals and administrative expenses.

Investments of the Principal Stable Value Fund included GICs, typically issued by insurance companies and which provide for guarantees of interest and repayment of principal. An issuer of a GIC is contractually obligated to repay the principal and a specified interest rate or interest rate index that is guaranteed to the Plan. There were no reserves against contract value for credit risk of the contract issuer as of December 31, 2012 and 2011. The crediting interest rate was based on a formula agreed upon with the issuer, but was not less than zero. Such interest rates were reviewed and reset on a monthly basis.

The Plan also invests in synthetic GICs which are wrap contracts paired with an underlying investment or investments, usually a portfolio, owned by the Plan, of high-quality, intermediate-term fixed-income securities. The Plan purchased wrapper contracts from financial services institutions. Synthetic GICs credit a stated interest rate for a specified period of time. Investment gains and losses are amortized over the expected duration through the calculation of the interest rate applicable to the Plan on a prospective basis. Synthetic GICs provide for a variable crediting rate, which typically resets at least quarterly, and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero. The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of the computation. The crediting rate is most affected by the change in the annual effective yield-to- maturity of the underlying securities but is also affected by the difference between the contract value and the market value of the covered investments. Depending on the change in duration from reset period to reset period, the magnitude of the impact to the crediting rate of the contract to market difference is heightened or lessened. The crediting rate can be adjusted periodically and is usually adjusted either monthly or quarterly, but in no event is the crediting rate less than zero.

Cooper Tire & Rubber Company

Spectrum Investment Savings Plan

Notes to Financial Statements (continued)

5. Fully Benefit-Responsive Investment Contracts (continued)

As described in Note 2, because GICs and synthetic GICs are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the GICs and synthetic GICs. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

2012*
Average yields for GICs and synthetic GICs:
Based on actual earnings	1.27%
Based on interest rate credited to participants	1.91%

*	Represents yields from the Principal Stable Value Fund in 2012.

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated October 22, 2011, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2009.

Cooper Tire & Rubber Company

Spectrum Investment Savings Plan

Notes to Financial Statements (continued)

7. Related-Party Transactions

The Plan holds units of pooled separate accounts managed by the Trustee of the Plan. The Plan also invests in the common stock of the Plan Sponsor. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA.

During 2012, the Plan received $1,010,434 in common stock dividends from the Company.

8. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

9. Reconciliation of Financial Statements to Form 5500

Form 5500 reports net assets at fair value and the financial statements report at contract value. The following is a reconciliation of net assets available for benefits.

	December 31
	2012	2011
Net assets available for benefits per Form 5500	$252,933,697	$198,915,861
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,601,393)	(1,476,223)

Net assets available for benefits per the financial statements	$251,332,304	$197,439,638

The following is a reconciliation of net additions to net assets available for benefits:

Year Ended December 31,
2012
Net increase per Form 5500	$54,337,151
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(125,170)

Total net increase per the financial statements	$54,211,981

Supplemental Schedule

Cooper Tire & Rubber Company

Spectrum Investment Savings Plan

EIN #34-4297750 Plan #005

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

December 31, 2012

Identity of Issue, Borrower or Lessor	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value
Common Stock:
*Cooper Tire & Rubber Company	1,889,154 shares, Cooper Tire & Rubber Company stock	$47,908,936
Pooled Separate Accounts:
*Principal Life Insurance Company
	998,138 shares, Lifetime 2030	18,201,374
	716,667 shares, Lifetime 2020	13,288,737
	571,752 shares, Lifetime 2040	10,408,016
	664,294 shares, Large Cap Value III	9,558,448
	508,364 shares, Equity Income	8,509,369
	568,801 shares, Core Plus Bond I	7,724,258
	5,943 shares, Bond and Mortgage	6,417,236
	100,490 shares, Large Cap S&P 500 Index	6,338,020
	171,595 shares, Large Cap Growth	5,110,501
	304,302 shares, Mid Cap Growth III	5,005,987
	276,359 shares, Lifetime 2010	4,926,106
	270,625 shares, Lifetime 2050	4,733,224
	116,258 shares, International I	4,010,306
	58,052 shares, Diversified International	3,441,787
	5,029 shares, U.S. Property	3,214,805
	44,675 shares, International Emerging Markets	2,593,489
	73,249 shares, Mid Cap S&P 400 Index	2,150,595
	157,412 shares, Large Cap Growth I	2,026,429
	54,465 shares, Small Cap S&P 600 Index	1,615,685
	31,476 shares, Mid Cap Value I	1,309,779
	39,601 shares, Real Estate	1,283,650
	63,201 shares, Lifetime STR INC	1,089,891
	78,458 shares, Large Cap Growth II	945,774
	33,167 shares, Mid Cap Growth	809,846
	2,279 shares, Small Cap Blend	196,756

Common/Collective Trust Fund:
*Principal Life Insurance Company	3,692,807 shares, Principal Stable Value Fund	69,734,047

*Participant loans	Interest rates ranging from 3.25% to 8.25%	4,380,646

		$246,933,697

*Indicates party-in-interest to the Plan.